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                                                                    EXHIBIT 99.4

                                                                  EXECUTION COPY


                                September 2, 2002


Merrill Lynch (Singapore) Pte. Ltd.
1 Temasek Avenue
#29-01 Millenia Tower
Singapore 039192


          Re: Advisory Fee Arrangements


Ladies and Gentlemen:

          In consideration of the advice on the structuring, planning and execution of the Rights Offering described in the Underwriting Agreement, dated September 2, 2002, by and between Chartered Semiconductor Manufacturing Ltd, a corporation incorporated under the laws of Singapore (the "Company"), and Merrill Lynch (Singapore) Pte. Ltd., as representative of the several underwriters named in Schedule I thereto (the "Underwriting Agreement") provided by Merrill Lynch (Singapore) Pte. Ltd. in its capacity as financial advisor to the Company (the "Financial Advisor"), the Company agrees to pay to the Financial Advisor, in Singapore dollars (unless the Company and the Financial Advisor agree to payment in another currency) on the Closing Date, an advisory fee of S$5,479,551.25 (the "Advisory Fee"). Based on exchange rates as of the date hereof, and for reference purposes only, the translated amount of the Advisory Fee is approximately US$3.1 million. The Advisory Fee shall be paid on the Closing Date together with and in the same manner as the underwriting fees and commissions payable under the Underwriting Agreement.

          The Advisory Fee shall be paid to the Financial Advisor in accordance with the previous paragraph whether or not the Underwriters shall be called upon to purchase the full number of Underwritten Shares pursuant to the terms of the Underwriting Agreement.

          The Company and the Financial Advisor agree that all amounts payable to the Financial Advisor hereunder and under the Underwriting Agreement are stated exclusive of the 3% goods and services tax (GST) imposed in respect of such amounts by Singapore ("Taxes").
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If any assessment or levy in respect of Taxes is subsequently made on the
Financial Advisor, then the Company shall pay an additional amount so that the Financial Advisor receives, free from any such withholding deduction, assessment or levy the full amount of the payments set out herein. The Company shall make appropriate payments and returns in respect of such Taxes and provide the Financial Advisory with a receipt for any Taxes paid.

          The Financial Advisor agrees that, in connection with the payment of the Advisory Fee, for purposes of paragraph (d) of Section 9 of the Underwriting Agreement, the benefits received by the Financial Advisor shall be deemed to also include the Advisory Fee in addition to the total underwriting discounts, commissions and other fees that it shall receive pursuant to the Underwriting Agreement. In addition, with respect to:

          (i) the proviso to the first sentence of paragraph (d) of Section 9 of the Underwriting Agreement, with respect to the amounts that the Financial Advisor will be responsible for, the Advisory Fee shall also be included together with any other underwriting discounts, commissions and fees that the Financial Advisor shall receive pursuant to the Underwriting Agreement; and

          (ii) the seventh sentence of paragraph (d) of Section 9 of the Underwriting Agreement, with respect to the obligations of the Financial Advisor, the Company and the Financial Advisor agree that the Financial Advisor shall not be required to contribute any amount in excess of the amount by which the greater of (1) the Advisory Fee and any underwriting discounts, commissions and other fees its shall receive pursuant to the Underwriting Agreement or (2) the total price at which the Purchase Shares were offered to the public, exceeds the amount of any damages which the Financial Advisor has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

          The provisions set forth in Sections 12 through and including Section 16 of the Underwriting Agreement shall apply to this letter agreement as if they were set forth herein. Capitalized terms used herein but not otherwise defined shall have the respective meanings given to such terms in the Underwriting Agreement.

          The parties acknowledge that, although this agreement is dated September 2, 2002, it shall not become legally binding and effective until September 16, 2002.

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                                       Yours truly,


                                       Chartered Semiconductor Manufacturing Ltd



                                       By: /s/ George Thomas
                                           -------------------------------------
                                           Name:  George Thomas
                                           Title: Vice President and Chief
                                                  Financial Officer



The foregoing letter agreement is
hereby confirmed and accepted as
of the date first written above.


Merrill Lynch (Singapore) Pte. Ltd.



By: /s/ Christopher Clower
    ------------------------------
    Name:  Christopher Clower
    Title: Vice President